

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Bharat Rao
Global CEO
Startek, Inc.
4610 South Ulster Street, Suite 150
Denver, Colorado 80237

> **Re: Startek, Inc.**
> **Schedule 13E-3/A filed December 4, 2023 by CSP Management II Limited et al.**
> **File No. 005-52745**
> **Revised Preliminary Information Statement filed December 4, 2023**
> **File No. 001-12793**

Dear Bharat Rao:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Information Statement filed December 4, 2023

Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger, page 17

1. We note your disclosure on page four that for purposes of Houlihan's opinion, "'Non-Affiliated Stockholders' means the holders of Company Common Stock other than Parent and its affiliates (including the Sponsor)." Please address how any filing person relying on the Houlihan opinion was able to reach the fairness determination as to unaffiliated security holders given that the Houlihan fairness opinion addressed fairness with respect to unaffiliated and certain affiliated security holders together, rather than all security holders unaffiliated with the company.

Fees and Expenses, page 41

2. Refer to prior comment 20, which we reissue. In this respect, please revise the disclosure

to quantify any such compensation received during the time frame and from the parties identified in Item 1015(b)(4) of Regulation M-A.

Schedule 13E-3/A filed December 4, 2023

General

3. Please advise why CSP Management Limited has not been included as a filer and signatory to the Schedule 13E-3 or revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Dan Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Andrew Kaplan